Quarterly Earnings Report                                                               Febrero 26, 2015
          4Q14

Distribution Sales to Institutional Clients Declined while Chile and Mexico Demonstrated Improved Performance

Financial Highlights:
(All figures are expressed in million of Mexican pesos. Comparisons are made with the same period of 2013, unless otherwise stated. Figures may vary slightly due to rounding).

  o The Group s net sales for the fourth quarter reached $1,413.68 million pesos
  o The Gross income for the period was $231.35 million and the gross margin for the quarter was 16.37%.
  o Operating expenses reached $583.06 million pesos, which represents 41.24%
  o Fourth quarter EBITDA was $-327.46 million, or -23.16% of total sales
  o The Group keeps exploring financial alternatives for its financial recovery, including the sale and later lease of its distribution centers.
  o As part of the financial recovery pursuing, the Group signed payment agreements with some laboratories in late December.

Mexico City, Mexico, February 26, 2015. Grupo Casa Saba (SAB) (Saba, GCS, the Company or the Group), distributor of pharmaceutical products as well as health, beauty aids and consumer goods in Mexico, announces its consolidated financial and operating results for the fourth quarter of 2014.

QUARTERLY EARNINGS

The Farmacias Ahumada division and its subsidiaries, with presence in Mexico and Chile, was sold to Alliance Boots Chile SpA, an Alliance Boots subsidiary GmbH, in August 2014 for approximately $8,100 million pesos in effort to settle the bank liabilities and try to consolidate the distribution segment in Mexico.

Referring to Mexico`s distribution segment, in the third quarter of 2014 the competition in the commercialization of the pharm, health, beauty and consumer goods has been growing in the past years due to a mayor number of participants in the markets that we operate. Our operating strategy emphasizes on improving levels of logistics efficiency, controlling costs and expenses, as well as offering competitive prices to generate positive results. Likewise, we remain focused on improving the availability of the products that our clients demand to continue improving our attention and service.

NET SALES

Net sales for the quarter totaled $1,413.68 million, showing a decrease of 85.25% compared to $9,581.97 million in 4Q2013.

SALES BY DIVISON

DISTRIBUTION DIVISION

PHARMA, HEALTH, BEAUTY AND CONSUMER GOODS

Sales for the fourth quarter from our Pharma, Health, Beauty and Consumer Goods division totaled $1,354.80 million, showing a decrease of 67.18% in comparison with the same quarter form the prior year, as a consequence of the distribution division disincorporation as well as the division cash flow problems. With the sale of the Pharma division in the previous quarter, this division s percentage in terms of sales went from 43.09% in 4Q2013 to 95.83% in the 4Q2014.

GOVERNMENTPHARMA

Quarterly sales in our Government Pharma division totaled $55.88 million. The division showed a sales decrease of 74.40%, compared to the fourth quarter of 2013, due to our distribution division cash flow problems. In terms of total sales, this division s percentage went from 2.40% in 4Q2013 to 4.17% in the 4Q2014.

RETAIL PHARMACY

In the third quarter of the year, the Pharmacy division was sold; in consequence, there were no sales to report during the fourth quarter of 2014.

Sales for the fourth quarter of 2013 from our Pharmacy, sold in the previous quarter, totalized $5,223.32 million. This division s percentage of the Group s overall reached 54.51in the 4Q2013.

As a result, the sales mix for the fourth quarter of 2014 was as follows

                                                 Division                            % of Sales
                                         Retail Pharmacy                            0.00%
                                       Total Distribution                          100%
                                    Pharma, Health & Beauty                    95.83%
                                     Government Pharma                            4.17%
                                                 TOTAL                                100.0%

GROSS INCOME

During the fourth quarter of 2014, gross income reached $231.35 million pesos, amount 87.87% lower than the gross income reached in the fourth quarter of 2013. This was mainly due to the FASA disincorporation and the sales decrease of the distribution division.

OPERATING EXPENSES

Operating expenses in the fourth quarter of 2014 resulted in $583.06 million pesos. This represents a decrease of $1,314.66 million pesos, or 69.28% compared to the same period of the previous year. This decrease was mainly due to the FASA disincorporation partially offset by an increase of our reserve for uncollectible accounts. As a percentage of total sales, operating expenses accounted 41.24% in the fourth quarter of 2014 versus a 19.81% for the same period of 2013.

OPERATING INCOME(Loss)

Quarterly operating income for the 4Q2014 was $-351.71 million pesos, an amount 361.72% lower than the $10.01 million reported during the 4Q2013. This was the result of the effects of the factors previously mentioned.

Operating income margin for the 4Q2014 was -24.88%, versus 0.10% in the 4Q2013

OPERATING INCOME PLUS DEPRECIATION AND AMORTIZATION (EBITDA)

EBITDA for 4Q2014 was $-327.46 million, a lower amount compared to the $116.03 million reported in the fourth quarter of 2013. EBITDA margin for the fourth quarter of 2014 was -23.16%.

EBITDA margin for the second quarter of 2014 was 0.07%.

COMPREHENSIVE COST OF FINANCING (CCF)

The Group s CCF reached $139.26 million in 4Q2014, 156.23% higher than the CCF reported during 4Q2013. This increase was primarily due to the decline and subsequent liquidation of the bank debt that we had and due to the cancelation of the amortized cost valuation from the previous debt.

This decrease was primarily due to lower bank debt.

NET DEBT

At the end of the fourth quarter of 2014, the only bank credit agreement that we had totalized $200 million and was acquired in December.

OTHER EXPENSES (INCOME)

During the fourth quarter of the year, other income totaled $221.80 million pesos. This was mainly due to the FASA sale and to the sale of diverse goods such as fixed assets, wastes, etc.

It is important to mention that the results listed in this line item are derived from activities outside of the companys normal business operations and, as a result, they are not necessarily recurrent.

TAX PROVISIONS

Tax losses are expected because no provisions were made for this concept.

NET INCOME (LOSS)

In the fourth quarter of 2014, GCS recorded a net income of $13.99 million, with a variation of $322.39 million compared to the net loss in the same period last year.

Analysis Coverage: Through the Bolsa Mexicana de Valores program, Independent Analyst, Grupo Casa Saba counts with the coverage of Morningstar.

The 265.4 million shares issued by Grupo Casa Saba are listed on the Mexican Stock Exchange under the symbol “SAB”.

Grupo Casa Saba was founded in 1892 and is one of the leading distributors of pharmaceutical products, beauty, personal care and consumer goods, general merchandise, publications and other goods in Mexico. With more than 115 years of experience, the Company distributes to the majority of pharmacies, chains, self service and convenience stores, as well as other specialized national chains. With the acquisition of FASA in October of 2010 the company now has retail pharmacy outlets located in Mexico, Chile and Brazil.

As a precautionary note to investors, except for the historic information contained herein, certain topics discussed in this document constitute forward looking statements. Such topics imply risks and uncertainties, including the economic conditions in Mexico and those countries in which Grupo Casa Saba operates, directly or indirectly, including the United States of America, Brazil and Chile, as well as variations in the value of the Mexican peso as compared with the currencies of the previously mentioned countries.

Contacts:
GRUPO CASA SABA                                                                    IR Communications:
Raymundo Barreiro Arpón                                                                 Jesús Martínez Rojas

GRUPO CASA SABA, S.A.B. DE C.V.
Figures are expressed in thousands of Mexican pesos as of september 2014

	jan-sept		Jan-sept		Variation		jul-sept		jul-sept		Variation
Income Statement	2013	% of sales	2014	% of sales	$	%	2013	% of sales	2014	% of sales	$	%
NET SALES	42,077,122	100.00%	18,627,076	100.00%	23,550,046	(55.97%)	9,581,973	100.00%	1,413,686	100.00%	8,168,287	(85.25%)
COST OF SALES	34,550,222	82.11%	14,586,315	78.73%	19,963,907	(57.78%)	7,674,224	80.09%	1,182,333	83.63%	6,491,891	(84.59%)
Gross Profit	7,526,899	17.89%	3,940,761	21.27%	3,586,139	(47,64%)	1,907,749	1.91%	231,353	16.37%	1,676,395	(87.87%)
OPERATING EXPENSES
Sales Expenses	882,132	2.10%	1,511,139	8.16%	629,262	71.33%	328,391	3.43%	393,663	27.85%	65,272	19.88%
Administrative Expenses	6,105,386	14.51%	3,495,224	18.87%	2,610,132	(27.12%)	1,616,095	15.20%	350,349	29.99%	(1,265,747)	(78.32%)
Operating Expenses	6,987,518	16.61%	5,006,648	27.02%	(1,980,869)	(42.75%)	1,569,340	16.38%	189,420	13.40%	(1,379,919	(87.93%)

Operating Income	539,382	1.28%	1,065,888)	5.75%)	(11,605,269)	(297.61%)	10,019	0.10%	(351,729)	(24.88%)	361,748	(3610.77%)
COMPREHENSIVE COST OF FINANCING
Interest Paid	908,342	2.16%	457,093	2.47%	(451,249)	(49.68%)	216,603	2.26%	8,040	0.57%	(208,563)	(96.29%)
Interest (Earned)	48,890	(0.12%)	198,311	(1.07%)	149,421	(305.63%)	53,351	(0.56%)	132,766	(9.39%)	186,117	(348.85%)
Exchange Loss (Gain)	(55,560)	(0.13%)	(39,415	(0.21%)	16,145	(29.06%)	22,273	(0.23%)	14,541	1.03%	7,733	34.72%
Monetary Position (gain)	-	0.00%	-	(0.00%)	-	0.00%	-	0.00%	-	0.00%	-	0.00%
Comprehensive Cost of Financing	803,893	1.91%	219,368	1.18%	584,525	(72.71%)	247,681	2.58%	(139,267)	(9.85%)	(386,948)	(156.23%)

OTHER EXPENSES (INCOME), net	97,555	0.23%	(1,953,514)	(10.54%)	(2,051,068)	(2102.48%)	1,489	0.02%	(221,809)	(15.69%)	(386,948)	(156.23%)

NET INCOME BEFORE TAXES	(362,065)	(0.86%)	668,259	3.61%	1,030,324	(284.57%)	(231,151)	(250%)	9,347	0.66%	248,498	(103.91%)

PROVISIONS FOR:
Income Tax	145,203	0.35%	71,354	0.39%	73,849	(50.86%)	67,047	(0.70%	(4,629)	0.33%	71,676	(106.90%)
Asset Tax	-	0.00%	-	0.00%	-	0.00%	-	0.00%	-	0.00%	-	0.00%
Deferred Income Tax	(20,100)	(0.05%)	128	(0.00%)	19,972	(99.33%)	(2,201)	(0.02%)		(0.00%)	2,201	(100%)
Profit sharing due	-	0.00%	-	0.00%	-	0.00%	-	0.00%	-	0.00%	-	0.00%
Deferred Profit sharing due	-	0.00%	-	0.00%	-	0.00%	-	0.00%	-	0.00%	-	0.00%
Total taxes	125,103	0.30%	71,226	0.38%	53,877	(43.07%)	69,248	0.72%	(4,629)	0.33%	78,877	(106.68%)

Net Income Before Extraordinary Items	(487,168)	(1.16%)	597,033	(3.22%)	1,084,201	(222.55%)	(308,399)	(3.22%)	13,976	0.99%	322,375	(104.53%)

Extraordinary Items (Income)	-	0.00%	-	0.00%	-	0.00%	-	0.00%	-	0.00%	-	0.00%
Net Income	(487,168)	(1.16%)	597,033	(3.22%)	1,084,201	(222.55%)	(308,399)	(3.22%)	13,976	0.99%	322,375	(104.53%)

Depreciation and Amortization	367,840	0.87%	230,181	1.24%	137,659	(37.42%)	106,020	1.11%	24,250	1.72%	81,770	(77,.13%)
Operating Income plus Depreciation and Amortization	907,222	2.16%	(835,707)	(4.51%)	1,742,929	(192.12%)	116,038	1.21%	(327,480)	(23.16%)	433,518	(382.22%)

Net Income corresponding to Minority Interest	9,146	-	-	(0.021%)	12,256	(134.00%)	2,927	-	-	0.08%	4,067	(138.93%)

GRUPO CASA SABA, S.A.B. DE C.V.
BALANCE SHEET

 Figures are expressed in thousands of Mexican pesos as of December 2014
	QUARTER CURRENT YEAR	CLOSE PRIOR YEAR
	AMOUNT	AMOUNT
TOTAL ASSETS	5,981,324	28,513,587

CURRENT ASSETS	3,857,170	17,435,810
CASH AND CASH EQUIVALENTS	145,955	1,135,536
CLIENTS (NET)	1,080,975	6,664,165
CLIENTS	2,588,300	8,257,575
ALLOWANCE FOR DOUBTFUL ACCOUNTS	-1,507,325	-1,593,410
OTHER ACCOUNTS RECEIVABLES (NET)	1,938,800	2,404,310
INVENTORIES	683,218	7,219,119
OTHER CURRENT ASSETS	8,222	12,680

LONG TERM		33,052
INVESTMENTS IN SHARES OF SUBSIDIARIES AND
ASSOCIATED COMPANIES		33,052
PROPERTY MACHINARY AND EQUIPMENT NET	1,747,405	3,115,617
PROPERTY	1,536,742	2,249,221
MACHINERY AND EQUIPMENT	488,292	2,644,048
OTHER EQUIPMENT	466,171	1,764,214
ACCUMULATED DEPRECIATION	-743,800	-3,554,540
CONSTRUCTION IN PROGRESS		12,674
INTANGIBLE ASSETS (NET)	195,955	6,567,239
GOODWILL	156,263	2,462,132
BRANDS		2,677,690
RIGHTS AND LICENSING	29,863	1,412,252
OTHER INTANGIBLE ASSETS	9,829	15,165
OTHER NON CURRENT ASSETS	180,794	1,361,869
ADVANCE PAYMENTS	26,238	28,623
DEFERRED CHARGES (NET)
OTHERS	154,556	1,333,246

TOTAL LIABILITIES	5,182,494	23,928,776

CURRENT LIABILITIES	3,754,604	15,837,330
BANK CREDITS	200,00	1,683,123
SUPPLIERS	3,414,091	13,411,416
TAXES PAYABLE	140,513	742,791
OTHER CURRENT LIABILITIES	1,645,836	1,123,201
EMPLOYEE BENEFITS	337,338	280,710
OTHER CURRENT LIABILITIES	1,308,498	842,491
NON CURRENT LIABILITIES		7,373,937
BANK CREDITS		7,373,937
OTHER LIABILITIES	-217,946	-405,692

SHAREHOLDERS' EQUITY	798,830	4,548,811

CONTRIBUTED CAPITAL	2,593,872	2,593,972
CAPITAL STOCK PAID (NOMINAL)	767,902	767,902
CAPITAL STOCK PAID UPDATE	956,093	956,093
PREMIUM ON STOCK SOLD	869,877	869,877
CAPITAL INCREASE (DECREASE)	-1,795,042	1,990,939
ACCUMULATED PROFIT AND LEGAL RESERVE	-3,454,275	1,415,907
RESERVE FOR STOCK REPURCHASE	1,062,200	1,062,200
PROFIT	597,033	-487,168